

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2019

Garett Rosenblum
Chief Accounting Officer
iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

Re: iStar Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 26, 2019
File No. 001-15371

Dear Mr. Rosenblum:

We have reviewed your May 29, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2019 letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Adjusted Income, page 46

1.   We have considered your response to our comment. We remain unclear how adjusting for the impact from the adoption of ASU 2017-05 provides an accurate reflection of your 2018 operating performance. Please revise future filings to remove this adjustment from your calculation of 2018 Adjusted Income.

You may contact Wilson K. Lee, Senior Staff Accountant at (202) 551 - 3468 or Jennifer Monick, Assistant Chief Accountant at (202) 551 - 3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities